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Laboratory Corporation of America-Registered Trademark-Holdings
358 South Main Street
Burlington, NC   27215

FOR IMMEDIATE RELEASE
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Contact:  336-584-5171                  Shareholder Direct: 800-LAB-0401
          Media - Cynthia Jay, Ext. 5052                    www.labcorp.com
          Investors - Pamela Sherry, Ext. 4855

             LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK- DECLARES
                              PREFERRED STOCK DIVIDENDS

Burlington, NC, August 18, 1999 - Laboratory Corporation of America-Registered Trademark-Holdings (LabCorp-Registered Trademark-) (NYSE: LH) today announced that its Board of Directors has declared a dividend of $1.0625 per share on the Company's 8 1/2 percent Series A Convertible Exchangeable Preferred
Stock (Series A Preferred Stock), payable in cash. The Board has also declared a dividend of $1.0625 per share on the Company's 8 1/2 percent Series B Convertible Pay-in-Kind Preferred Stock (Series B
Preferred Stock), payable in shares of Series B Preferred Stock at the rate of 0.02125 shares per share of Series B Preferred Stock held. No fractional shares of Series B Preferred Stock will be issued, so that the number of shares to be paid as a dividend on the Series B Preferred Stock will be rounded to the nearest whole number of shares. The dividends will be payable on September 30, 1999, for each issued and outstanding share of Series A and B Preferred Stock to stockholders of record on September 17, 1999, and will cover the dividend period from July 1, 1999, to September 30, 1999, at an equivalent annualized rate of $4.25 per share.

Laboratory Corporation of America-Registered Trademark-Holdings
(LabCorp-Registered Trademark-) is a national clinical laboratory with annual revenues of $1.6 billion in 1998. With 18,000 employees and over 100,000 clients nationwide, the company offers more than 2,000 clinical tests, ranging from simple blood analyses to more sophisticated technologies. Included in LabCorp's network of 25 major laboratories are three Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park (RTP), North Carolina, develops applications for polymerase chain reaction (PCR) technology. Its Center for Occupational Testing in RTP is the world's largest substance abuse testing facility, and the Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of rare analyses in the network. LabCorp's clients include physicians, state and federal governments, managed care organizations, hospitals, clinics, long-term care facilities, companies, and other clinical laboratories.
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